Exhibit 5.1

[Miller & Martin PLLC Letterhead]

November 10, 2004

HealthTronics Surgical Services, Inc.

1841 West Oak Parkway, Suite A

Marietta, GA 30062

Re:	Form S-8 Registration Statement of HealthTronics, Inc.;

Registration of 2,164,167 Shares of Common Stock

Ladies and Gentlemen:

We have acted as counsel to HealthTronics, Inc. (the “Company”) in connection with the execution and filing of the Company’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission (the “Registration Statement”), providing for the registration of 2,164,167 shares of Common Stock of the Company (the “Shares”) which may be issued pursuant to the exercise of certain rights under the Prime Medical Services, Inc. Amended and Restated 1993 Option Plan and the Prime Medical Services, Inc. 2003 Stock Option Plan (collectively, the “Plan”) assumed by the Company pursuant to the merger between the Company and Prime Medical, Inc. We are rendering this opinion to you pursuant to Item 601(b)(5) of Regulation S-K.

In furnishing this opinion, we have examined such corporate and other records as we have deemed necessary or appropriate to provide a basis for the opinion set forth below. This opinion is given as of the date hereof and is based upon facts and conditions presently known and laws and regulations presently in effect.

On the basis of the foregoing, we are of the opinion that the Shares, when issued in accordance with the Plan, will be legally issued, fully paid and nonassessable shares of Common Stock of the Company.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and we hereby consent to the reference made to us under the heading “Legal and Tax Matters” set forth in the prospectus forming a part of the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations thereunder.

Very truly yours,

MILLER & MARTIN PLLC